November 20, 2018

Cynthia Hu
COO, General Counsel & Secretary
CASI Pharmaceuticals, Inc.
9620 Medical Center Drive, Suite 300
Rockville, MD 20850

       Re: CASI Pharmaceuticals, Inc.
           Registration Statement on Form S-3
           Filed November 14, 2018
           File No. 333-228383

Dear Ms. Hu:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Dorrie Yale at 202-551-8776 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Healthcare & Insurance
cc:    Richard Baltz